Cameco Corporation Use this proxy form to vote by proxy at our 2009 annual meeting of shareholders

This proxy is solicited by management. Throughout this document, we, us, our and Cameco mean Cameco Corporation and you and your mean the person completing this form.	When Wednesday, May 27, 2009 1:30 p.m. Where Cameco Corporation 2121 11th Street West Saskatoon, Saskatchewan

1	Declare your residency
If you do not provide this information, we will consider the shares represented by this proxy to be owned and controlled by a non-resident, which means the vote may have less impact.

You declare that the shares represented by this proxy are held, beneficially owned or controlled, either directly or indirectly, by a resident of Canada as defined below.

If the shares are held in the names of two or more people, you declare that all of these people are residents of Canada.
☐ Yes ☐ No When you sign this form, you are certifying that you have done whatever is reasonably possible to confirm residential status.

What do we mean by residency?
Cameco shares have restrictions on ownership and voting for residents and nonresidents of Canada. You can read about residency and voting starting on page 4 of the accompanying management proxy circular.
The definitions here are summaries only. The complete definitions are in the Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada) and in our articles.

A resident is anyone who is not a non-resident. Residents can be individuals,	corporations, governments or government agencies and trustees.

A non-resident is:	• a trust
•   an individual, other than a Canadian citizen, who is not ordinarily resident in Canada
•   a corporation
•   that was incorporated, formed or otherwise organized outside Canada, or
•   that is controlled by non-residents, either directly or indirectly

•   that was established by a non-resident, other than a trust for the administration of a pension fund for individuals, where the majority of the individuals are residents, or
•   where non-residents have more than 50% of the beneficial interest

•   a foreign government or foreign government agency

Two ways to vote: in person or by proxy
Our annual meeting gives you the opportunity to vote on several items of Cameco business.
It is also an opportunity to get an update on our business, meet face to face with management and interact with the board of directors.

A	Vote in person
Come to our annual meeting and vote your shares in person. Do not complete this form.

B	Vote by proxy
This is the easiest way to vote. It means you give someone else — called your proxyholder — the authority to attend the meeting and vote for you.

You can vote by proxy in four ways:
•   By fax — Complete, date and sign this form and fax both pages to our transfer agent, CIBC Mellon Trust Company (CIBC Mellon)
•   By mail — Complete, date and sign this form and mail it to CIBC Mellon
•   On the internet — Go to www.eproxyvoting.com/cameco and follow the instructions on screen. You will need your control number, which appears below your name and address on this form.

•   By appointing someone else to attend the meeting for you — This person does not need to be a shareholder (see section 2). Make sure the person you are appointing is aware of it and attends the meeting for you. Your proxyholder will need to see a representative of CIBC Mellon when they arrive at the meeting.

If you are voting by proxy, please complete all five sections of this form, date and sign it, and return it right away.
Your control number:

2	Appoint a proxyholder
You can appoint Gerald W. Grandey or Gary M.S. Chad to be your proxyholder, or choose someone else to attend and vote on your behalf at the meeting. This person does not need to be a shareholder.

☐	You appoint Gerald W. Grandey, or in his absence, Gary M.S. Chad.

☐	You appoint the following person to attend the meeting and vote on your behalf:

If you do not check one of the boxes, we will assume you have appointed Gerald W. Grandey or, in his absence, Gary M.S. Chad, as your proxyholder.

3	Tell us your voting instructions
When you complete this section, you are directing your proxyholder to follow these instructions when voting.

     Our board of directors and management recommend that shareholders vote For these items.
     If you do not specify how you want to vote your shares:

•	the Cameco officer you appointed as your proxyholder in section 2 will vote For each of the items below	•	the other proxyholder you appointed in section 2 can vote as he or she sees fit
If there are amendments or other items of business that properly come before the meeting, your proxyholder has the authority to vote at his or her discretion.

Elect the directors
(see page 8 of the management proxy circular)

		For	Withhold			For	Withhold
1.	John H. Clappison	☐	☐	8.	Nancy E. Hopkins	☐	☐
2.	Joe F. Colvin	☐	☐	9.	Oyvind Hushovd	☐	☐
3.	James R. Curtiss	☐	☐	10.	J.W. George Ivany	☐	☐
4.	George S. Dembroski	☐	☐	11.	A. Anne McLellan	☐	☐
5.	Donald H.F. Deranger	☐	☐	12.	A. Neil McMillan	☐	☐
6.	James K. Gowans	☐	☐	13.	Robert W. Peterson	☐	☐
7.	Gerald W. Grandey	☐	☐	14.	Victor J. Zaleschuk	☐	☐

Appoint the auditors
(see page 19 of the management proxy circular)

	For	Withhold
Appoint KPMG LLP as auditors	☐	☐

4	Sign and date
When you sign here, you are:

•	authorizing your proxyholder to vote according to your voting instructions at Cameco’s 2009 annual meeting of shareholders, or any postponed or adjourned meeting

•	revoking any proxy that you previously gave for this meeting.
For shares registered in the name of a corporation, estate, trust or minor, an authorized officer or attorney must sign this form and state his or her position. This person may also have to provide proof that he or she is authorized to sign.

Signature
(if the shares are held in the names of two or more persons, all must sign)

Date
(if you leave this blank, we will consider the date to be the day this form was mailed to you)

Position
(complete this if you are a guardian, or signing by power of attorney on behalf of a corporation, estate or trust)

5	Mail, fax or vote online
We must receive your completed form before 1:30 p.m. (Saskatchewan time) on Wednesday, May 27, 2009. If the meeting is postponed or adjourned, we must receive it before the start of that meeting.

By fax Toll free from anywhere in North America: 1.866.781.3111 Outside North America: 416.368.2502 Remember to fax both pages of this form.	By mail Use the envelope provided or mail to: CIBC Mellon Trust Company Attn: Proxy department P.O. Box 721 Agincourt, Ontario M1S 0A1

If you prefer to vote on the internet, we need to receive your internet voting instructions before 1:30 p.m. (Saskatchewan time) on Tuesday, May 26, 2009. Go to www.eproxyvoting.com/cameco and follow the instructions on screen.